Exhibit 99.1

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

BELLUS Health Announces Pricing of US$70 Million Public Offering in Canada and the United States

Common Shares to Begin Trading on Nasdaq

LAVAL, Quebec, September 5, 2019 – In connection with its previously announced public offering of common shares in Canada and the United States (the “Offering”), BELLUS Health Inc. (“BELLUS Health” or the “Company”) (TSX: BLU) today announced that it has entered into an underwriting agreement with a syndicate of underwriters comprising Jefferies, Cowen and Guggenheim Securities, as joint book-running managers, Baird, as lead manager, and Bloom Burton Securities, as co-manager (collectively, the “Underwriters”). The Underwriters have agreed to purchase 9,859,155 common shares at a price of US$7.10 per common share (C$9.40 per common share) for aggregate gross proceeds to the Company of US$70 million. The Offering was upsized from US$60 million to US$70 million. Closing of the Offering is expected to occur on September 9, 2019, subject to the satisfaction of customary closing conditions. In addition, the Underwriters have been granted a 30-day over-allotment option following the date hereof to purchase up to an additional 1,478,873 common shares from the Company.

The Offering is being made in Canada pursuant to a prospectus supplement (the “Supplement”) to the Company’s short form base shelf prospectus dated July 26, 2019 (the “Base Prospectus”) and in the United States pursuant to a registration statement on Form F-10, as it may be amended from time to time, containing the Supplement and Base Prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Company intends to use the net proceeds of the Offering primarily to fund research and development activities, general and administrative expenses, working capital needs and other general corporate purposes, as set out in the Supplement.

The Company’s common shares are expected to begin trading on the date hereof on the Nasdaq Global Market (Nasdaq) under the ticker “BLU”. The Company’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “BLU”.

The Supplement and the accompanying Base Prospectus contain important detailed information about the Offering. The Supplement and the accompanying Base Prospectus can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and on the Company’s website www.bellushealth.com. Copies of the Supplement and accompanying Base Prospectus may also be obtained from the Company, by telephone at 450-680-4500, or by email at info@bellushealth.com or you may request them from: Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at 877-821-7388 or by email at prospectus_department@jefferies.com; Cowen and Company, LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, by telephone at (631) 592-5973 or by email at PostSaleManualRequests@broadridge.com; or Guggenheim Securities, LLC, Attention: Equity Syndicate Department, 330 Madison, 8th Floor, New York, NY 10017, or by telephone at (212) 518-9658, or by email at GSEquityProspectusDelivery@guggenheimpartners.com. Prospective investors should read the Supplement and accompanying Base Prospectus and the other documents the Company has filed before making an investment decision.

No regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

About BELLUS Health

BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders. The Company’s product candidate, BLU-5937, is being developed for the treatment of chronic cough and chronic pruritus.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release may constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown. In this news release, such forward-looking statements include, but are not limited to, statements regarding the completion of the Offering, the expected listing and trading of BELLUS Health’s common shares on the Nasdaq and the anticipated use of proceeds from the Offering. The completion of the Offering and the listing of BELLUS Health’s common shares on the Nasdaq are subject to numerous factors, many of which are beyond BELLUS Heath’s control, including but not limited to, market conditions, the failure of the parties to satisfy certain closing conditions, the failure of BELLUS Health to satisfy certain listing requirements and other important factors disclosed previously and from time to time in BELLUS Health’s filings with the securities regulatory authorities in Canada and the SEC. Actual future events may differ from the anticipated events expressed in such forward-looking statements. BELLUS Health believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and BELLUS Health is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws.

FOR MORE INFORMATION, PLEASE CONTACT:

François Desjardins

Vice-President, Finance

450-680-4525

fdesjardins@bellushealth.com

SOURCE: BELLUS Health Inc.